Exhibit 1.2

Notice of annual general meeting

The board of directors of

Joe & The Juice Holding A/S

(CVR no. 35 52 79 90)

(the “Company”)

hereby gives notice of the annual general meeting of the Company to be held on

27 April 2020, at 5 pm CET

at the offices of Bech-Bruun Law Firm P/S, Langelinie Allé 35, 2100 Copenhagen with the following agenda:

1.	Adoption of the annual report

2.	Resolution concerning the appropriation of profit or loss as recorded in the annual report

3.	Discharge to the Company’s management

4.	Election of members to the board of directors

5.	Appointment of the Company’s auditor

6.	Any other business Increase of the Company’s share capital by cash payment 7. Delegation of authority to the chairman of the meeting

The board of directors proposes that the Company’s Annual Report for 2019 is adopted by the general meeting (agenda item 1).

The Annual Report shows a profit for the financial year 2019 of DKK 9,982,000. The board of directors proposes that the profit is carried forward to next year (agenda item 2).

The board of directors proposes that the Company’s management (board of directors and managing director) is discharged from liability (agenda item 3).

The current board of directors consisting of Kaspar Basse, Tue Mantoni, Björn Lundgren, Melis Zeynep Kahya, Laurie Ann Goldman, Andrew William Crawford, Morten Nødgaard Albæk, Per Forsberg and Adam Lennart Sandberg (the latter as alternate director) are willing to accept re-election (agenda item 4).

The board of directors proposes re-appointment of PwC Statsautoriseret Revisionspartnerselskab, Strandvejen 44, 2900 Hellerup as the Company’s auditor (agenda item 5).

The board of directors proposes that the Company’s share capital is increased by cash payment (agenda item 6). The proposal is part of a recapitalization plan with the aim to strengthen the Company’s financial position and provide the liquidity needed a.o. for the recent and ongoing expansion and not least due to the severe adverse impact of COVID-19. The plan entails that the Company will receive a total cash amount of DKK 300,000,000 which includes a loan of DKK 100,000,000 from the Company’s current lenders and DKK 200,000,000 in equity from the Company’s current shareholders. As a consequence of the equity contribution, the Company’s share capital will be increased with nominally DKK 13,029,311.38 (equal to 1,302,931,138 new shares of DKK 0.01 each) which will be allocated on nominally DKK 3,908,789.98 A-share capital (equal to 390,878,998.00 new A-shares of DKK 0.01 each) and nominally DKK 9,120,521.40 B-share capital (equal

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to 912,052,140.00 new B-shares of DKK 0.01 each). The split between A-shares and B-shares is made in accordance with the so called “Institutional Strip” pursuant to which 30 per cent are A-shares and 70 per cent are B-shares. The subscription price will be DKK 0.01 per A-share and DKK 0.215 per B-share. The subscription price for the shares is based on a (pre-money) enterprise value of the Company of DKK 2,010,000,000 which has been assessed by the board of directors as the market value under the present adverse circumstances and in light of the Company’s urgent need for cash. In this respect the board of directors emphasizes that the current lenders have made it a condition for further loans to the Company that the equity contribution of DKK 200,000,000 is provided. The capital increase will be subject to usual pre-emption rights which means that all shareholders in the Company are entitled to participate in the capital increase on a pro rata basis according to their shareholding in the Company immediately prior to the capital increase. The capital increase is secured as Valedo Partners Fund II and III have guaranteed the full amount of DKK 200,000,000 if and to the extent one or more shareholders do not wish to subscribe for their part of the capital increase. The proposal entails that clause 3.1 of the Company’s articles of association shall be amended accordingly.

The board of directors proposes to delegate authority to the chairman of the meeting to apply for registration of the resolutions passed on the general meeting with the Danish Business Authority (to the extent required) and to make any such amendments thereto as may be requested by the Danish Business Authority or other public authority as a condition for registration or approval (agenda item 7).

This agenda, the complete proposals, the articles of association and the audited Annual Report have been made available for inspection at the Company’s office at Østergade 26, 1100 Copenhagen, Denmark.

You do not have to attend the general meeting in person since you have previously issued a power of attorney to Valedo Partners Fund II. Alternatively, you are welcome to give the Company’s board of directors power of attorney to attend the general meeting and vote on your behalf by using the attached formula.

If you prefer to attend the general meeting in person, we kindly ask you to inform Sebastian Christmas Poulsen hereof for practical reasons on scp@bechbruun.com no later than on 24 April 2020.

Please refer to the enclosed subscription form which sets out the number of shares and amount payable for a full utilization of your proportional pre-emption right together with instructions to be followed if you wish to make use of your subscription right.

8 April 2020

On behalf of the board of directors of Joe & The Juice Holding A/S

Sebastian Christmas Poulsen and Jacob Hjortshøj